SUPPLY AGREEMENT

THIS AGREEMENT, effective as of August 19, 2005 by and between Response Biomedical Corp., a Canada corporation having its registered offices at 8081 Lougheed Highway, Burnaby, British Columbia V5A 1W9 (hereinafter referred to as "Response"), and Creation Technologies Inc., a Canada corporation having offices at 3939 North Fraser Way, Burnaby, British Columbia V5J 5J2 (hereinafter referred to as "Creation"):

1.0 AGREEMENT TO PURCHASE AND SELL

Response agrees to purchase, and Creation agrees to sell, under the terms and conditions contained herein and in Creation's written quotations to Response, certain electronic assemblies and related services, and such other products and services as may be mutually designated from time to time (hereinafter referred to as the "Products").

2.0 TERM OF AGREEMENT

The initial term of this Agreement shall be for two (2) years commencing on the effective date hereof, and shall automatically be renewed thereafter for additional one (1) year periods at all anniversary dates thereof unless this Agreement is otherwise terminated pursuant to the provisions of Paragraph 11.

3.0 PRICES & PAYMENT TERMS

3.1 Prices for all Products are set forth in Creation's written quotations and are expressed in US dollars. Prices are exclusive of any and all duties, taxes and transportation charges, which shall be the responsibility of Response.

3.2 Subject to the prior approval of credit by Creation, payment for all Products purchased hereunder will be made in US dollars and shall be due net thirty (30) days from the date of invoice. Interest will be charged on all past due amounts at the rate of 2% per month (24% per annum).

3.3 In the event that any invoiced charge is disputed by Response, both parties agree to use best efforts to resolve the dispute in a timely fashion. Response agrees to pay all undisputed amounts within thirty (30) days of the invoice date and not to deduct for Products returned to Creation for repair. Creation agrees to use best efforts to repair and/or replace any returned Products within ten (10) working days of its receipt of such Products.

4.0 PURCHASE ORDERING AND DELIVERY OF PRODUCTS

4.1 The purchase of Products pursuant to this Agreement shall be effected by Response's issuance of Purchase Orders to Creation. Such Purchase Orders shall reference this Agreement and shall include the descriptions, part numbers, revision levels, unit

quantities, applicable prices, and desired delivery dates of all Products. All Purchase Orders issued pursuant to this Agreement are subject to acceptance by Creation. Shipment quantities may vary by +/- 1% of the quantity ordered and may be shipped up to five working days prior to the requested delivery date, unless otherwise agreed in writing. Creation shall use its best efforts to meet the delivery dates specified on Response's Purchase Orders, however Creation will not be held responsible for shipment delays caused by factors outside its control.

4.2 At the time of signing of this Agreement, Response shall place initial Purchase Orders with Creation covering their Product requirements for the first 90 days under this Agreement. At the end of the first thirty (30) days under this Agreement, and at the end of each month thereafter, Response shall issue new Purchase Orders to Creation which cover Response's requirements for the third succeeding month, if any, so that firm Purchase Orders will be in place at all times for the current month and at least the two (2) succeeding months.

4.3 By the end of the first week of each month, Response shall provide Creation with an updated forecast detailing Response's anticipated Product requirements for the succeeding twelve (12) months. In accordance with subparagraph 11.3 below, Response recognizes its responsibility for all commitments into which Creation enters which are based on either Response's Purchase Orders or forecasts.

4.4 In the event that a Product is cancelled or becomes dormant (i.e. no firm orders in place which call for delivery of that Product within the next six (6) months), Creation may initiate a Project Closing Procedure. This is a cleanup procedure under which Creation prepares an itemized listing of all on-hand and on-order raw materials, manufacturing tools and other materials (the "Leftover Materials") associated with such a cancelled or dormant Product. Upon presentation of this listing to Response, Response agrees to provide Creation with a purchase order, at Creation's cost plus a handling charge of 5% of value, authorizing Creation to immediately ship and bill Response for the Leftover Materials. Creation agrees to use best efforts to mitigate Response's financial exposure for such Leftover Materials by first returning all returnable materials to its vendors, using the Leftover Materials to meet the requirements of its other customers and negotiating on the Response's behalf with its vendors to minimize any proposed restocking fees and other related charges.

5.0 CHANGES TO PURCHASE ORDERS

All Purchase Orders placed by Response are firm, non-cancelable and non-returnable. All requests to reschedule deliveries for ordered Products shall be made by Response in writing at least thirty (30) days before the originally scheduled shipping date(s) of Products which would be affected by the rescheduling, and shall delay shipments of such Products for not more than thirty (30) days unless otherwise agreed to by Creation in writing. Response may request in writing other changes to Purchase Orders placed with Creation, in which case Creation shall advise Response of any changes in price or other terms which Creation may require in order to grant the requested Purchase Order changes. Such

changes shall become effective only upon the signing by both parties of a writing which incorporates the agreed upon price and/or terms of the changes. In the event that Creation agrees to delay shipments at the request of Response, Creation may require Response to purchase, or provide a deposit equal to Creation's cost of, any materials/components already procured in order to deliver such delayed Products.

6.0 MANUFACTURING CONTROLS

6.1 Creation agrees to perform all necessary services at its facility in Burnaby, B.C. ("Plant") and to provide all necessary facilities, personnel, equipment, and production materials to manufacture, test, package for transit, and ship the Products to Response. Creation shall not subcontract any aspect of its obligations related to assembly, testing or quality control of the Products as described herein without the prior express written permission of Response.

6.2 Creation further agrees to maintain its quality system to the following standards:

a) Registration to ISO 13485: 2003; and

b) US FDA Quality System Regulation (21CFR820); including establishment registration

6.3 Creation shall inform Response promptly of any action taken against Creation in relation to the Products by any government agencies or authorities responsible for administering the aforementioned standards. Response agrees to promptly inform Creation if it learns of any Government regulations that may impact the Products' acceptability by these agencies and/or authorities.

6.4 Creation shall provide all services pertaining to the manufacturing of the Products in strict accordance with the instructions and specifications established by Response's Device Master Record ("DMR"). The DMR shall be in compliance with all applicable laws and regulations and may be changed or amended by Response to reflect changes in the Products by following Response's established Change Control procedures. Response shall endeavor to provide Creation as much advance notice as possible of such changes and the parties shall in good faith agree upon a schedule to implement any such changes.

6.5 Creation acknowledges that the Products manufactured hereunder are Class I Medical Devices under US FDA classification. Creation shall handle Products and components thereof in accordance with Response's DMR and shall observe good manufacturing practices related to the segregation of Products, sub-assemblies and components as well as the activities pertaining to their processing so as to minimize the risk of mix-ups or errors. Creation shall maintain traceability by Product serial number of key sub-assemblies and components as required by Response's DMR.

6.6 Creation shall deliver to Response any production and/or testing records, as Response shall reasonably require, and which may be reasonably available from Creation. Not-

withstanding the above, all manufacturing records for the Products shall be retained by Creation for a period of not less than ten (10) years.

7.0 COMPANY INSPECTIONS.

Upon reasonable advance notice, representatives of Response and pertinent regulatory agencies shall have reasonable access to, and may inspect the Plant and any other facilities where components, Products, and production records are produced and/or stored.

8.0 PRODUCT VERIFICATION.

Upon reasonable advance notice and provided that there is no additional cost to the Manufacturer, Response shall have the right to establish methods and procedures for verification and release of Product at the Manufacturer's premises.

9.0 CREATION'S LIMITED WARRANTY AND LIMITATION OF LIABILITY

9.1 Creation warrants to Response that:

a) Title to all Products delivered by Creation under this Agreement shall be free and clear of all liens, encumbrances, security interests or other claims; and

b) All Products manufactured by Creation under this Agreement will conform to the specifications provided to Creation by Response; and

c) For a period of one (1) year from date of shipment by Creation, all Products shall be free from defects in workmanship arising from the manufacturing processes occurring at Creation's facility.

Unless Response notifies Creation of some defect or deficiency in any Products within 30 days of its receipt of such Products, Response will be deemed to have accepted the Products.

9.2 Response expressly acknowledges that Creation's warranty shall not apply to any defect, failure or non-conformance with specifications caused by or resulting from a design defect, error or incompatibility or to any Products which are damaged or modified in any way as a result of any accident, negligence, use in any application other than that for which it was originally designed or intended, modifications or adaptations after shipment by Creation, or by other causes unrelated to Creation's workmanship.

9.3 Except for the express warranty set forth in this section, Creation makes no other warranties, whether expressed or implied, including any implied warranties for merchantability or fitness for a particular purpose with respect to any Products produced hereunder.

9.4 Response shall not in any event be entitled to, and Creation shall not be liable for, any indirect, special, incidental or consequential damages of any nature including, but not being limited to, loss of profit, promotional or manufacturing expenses, overhead costs, injury to reputation or loss of customers. Response's recovery from Creation for any claim shall not exceed Responses purchase price for the Products, irrespective of the nature of the claim, whether in contract, tort, warranty, or otherwise.

10.0 TITLE & RISK OF LOSS

Title and Risk of Loss of the Products shall transfer to Response at the point and time of release of shipment by Creation. All shipments to Response shall be F.O.B. Plant.

11.0 TERMINATION, EXPIRATION OR NON-RENEWAL

11.1 This Agreement may be terminated at any time, without cause, by either party upon giving the other party at least ninety (90) days' prior written notice of their intent to terminate.

11.2 This Agreement may be terminated immediately by either party in the event the other party:

a) becomes insolvent, or admits in writing its inability to pay its debts; or

b) ceases to function as a going concern; or

c) fails to perform any of its material obligations hereunder so as to be in default of this Agreement, and fails to cure such default within ten (10) days after receiving written notice of such default from the other party.

11.3 In the event of termination, expiration or non-renewal of this Agreement, Response agrees to be fully responsible for all raw components, materials, work-in-progress, finished Products and services ordered by Creation, or manufactured by or at the request of Creation, pursuant to either a Purchase Order or a forecast provided to Creation by Response.

11.4 Notwithstanding the foregoing, this Agreement shall remain in full force and effect and shall be applicable to all Purchase Orders or forecasts issued by Response to Creation during the term of this Agreement until any and all obligations of the parties have been fulfilled.

12.0 CONFIDENTIALITY

12.1 If either party hereto receives from the other party written information which is marked "Confidential" and/or "Proprietary", the receiving party agrees not to use such information except in the performance of this Agreement, and to treat such information in the same manner in which it treats its own confidential information. The obligation to keep information confidential shall not apply to any such information that:

a) has been disclosed in publicly available sources;

b) is, through no fault of the party receiving the confidential information, hereafter disclosed in a publicly available source;

c) is in the rightful possession of the party receiving the confidential information without an obligation of confidentiality;

d) or is required to be disclosed by operations of law.

Except as otherwise provided herein, the obligation not to disclose shall be for a period of one (1) year after the termination of this Agreement.

13.0 PATENT, COPYRIGHT & TRADEMARK INDEMNITY

Response takes full responsibility for all intellectual property rights and agrees to indemnify Creation of any product liability and/or intellectual property violations by protecting, defending and saving Creation harmless from any and all costs, losses, expenses, actions or claims suffered by Creation as a result of personal injury or death of a person, or any property damage occasioned by the Products and attributable to Response's designs or as a result of an actual or alleged intellectual property rights infringement by Response's Products, or by combinations of the Products supplied to Response by Creation with other products not supplied to Response by Creation, to the limits of Response's insurance coverage therefore, and Response shall maintain such insurance as shall protect Creation from all such risks and from any statutory liabilities arising there from and shall provide evidence of such insurance to Creation upon request.

14.0 MEDIATION AND ARBITRATION OF DISPUTES.

In any dispute over the provisions of this agreement, if the parties cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute. If good-faith mediation of a dispute proves impossible, or if an agreed-upon mediation outcome cannot be obtained by the parties to the dispute, the dispute may be submitted to and finally settled by an arbitration held in the City of Vancouver, Province of British Columbia, Canada pursuant to the Rules of British Columbia International Commercial Arbitration Centre ("Rules") by one arbitrator appointed in accordance with those Rules. In the event the Rules are not operative, the parties agree that the arbitration shall proceed ad hoc and be governed by such rules as the arbitrator may determine.

15.0 GENERAL

15.1 **Survival.** Any obligations or duties arising out of this Agreement that, by their nature, extend beyond the expiration or earlier termination of this Agreement shall survive any such expiration or termination and remain in effect.

15.2 **Assignment.** This Agreement may not be assigned or transferred by either party without the prior written consent of the other party. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their successors and assigns.

15.3 **Legal Notices.** Any notice provided for or permitted in this Agreement will be deemed to have been given when mailed postage prepaid by certified mail or registered mail (return receipt requested) to the party to be notified, at the address set forth below:

Creation Technologies Inc. 3939 North Fraser Way Burnaby, B.C. Canada V5J 5J2	Response Biomedical Corp. 8081 Lougheed Highway Burnaby, B.C. Canada V5J 1W9

15.4 **Entire Agreement.** This Agreement and Appendices attached hereto is the complete and exclusive statement of the terms and conditions of the entire Agreement between the parties, and supersedes and renders null and void any prior agreement covering or purporting to cover the subject matter of this Agreement. This Agreement and any of its terms and conditions shall not be varied, contradicted, explained or supplemented by an oral agreement or representation, by course of dealing or performance, or by usage of trade, nor shall it be amended or changed in any other manner, except by an instrument in writing of even or subsequent date, executed by both parties by their duly authorized representatives.

15.5 **No Implied Waiver.** The failure of either party at any time to require performance by the other party of any provision hereof shall not affect the right of such party to require performance at any time thereafter, nor shall the waiver of either party of a breach of any provision hereof be taken or held to be a waiver of any succeeding breach of such provision or as a waiver of the provision itself.

15.6 **Governing Law.** This Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia, or Canadian law, as applicable.

15.7 **Severability.** If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, such provisions shall be enforced to the fullest extent permitted by applicable law and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

15.8 **Force Majeure.** Creation shall not be liable for failure to fulfill its obligations under this Agreement or for delays in delivery due to causes beyond its reasonable control, including

but not limited to, acts of God, acts or omissions of the other party, regulations and executive orders of the Federal or Provincial Government or agencies thereof, failure of suppliers, fire, strikes, floods, epidemics, quarantine, restrictions, riots, war, and delays in transportation. The time for performance of any such obligation shall be extended for the time period lost by reason of the delay.

15.9 **Conflicting Terms.** The parties agree that the terms and conditions of this Agreement shall prevail, notwithstanding contract or additional terms and conditions in any Purchase Order, sales acknowledgement, Purchase Order confirmation or any other documents issued by either party affecting the purchase and/or sale of Products covered by this Agreement.

IN WITNESS HEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their duly authorized representatives as of the day and year first above written.

CREATION TECHNOLOGIES INC.	**RESPONSE BIOMEDICAL CORP.**
[signature]	[signature]
Authorized Signatory	Authorized Signatory
CFO	Chief Operating Officer
Title	Title
Sept 9, 2005	September 7, 2005
Date	Date